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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabin Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6240 W. 135th Street Suite 214
(No. and Street)

Overland Park (City) Kansas (State) 66223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wm. Brian Candler (816) 699-1204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company
(Name – *if individual, state last, first, middle name*)

505 North Mur-Len Road (Address) Olathe (City) Kansas (State) 66062 (Zip Code)

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wm. Brian Candler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabin Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TERESA ANN DRAKE
Notary Public - State of Kansas
My Appointment Expires 6-11-23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Cabin Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cabin Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cabin Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cabin Securities, Inc.'s management. Our responsibility is to express an opinion on Cabin Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cabin Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Cabin Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cabin Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

We have served as Cabin Securities, Inc.'s auditor since 2017.

Olathe, Kansas
February 26, 2020

CABIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Assets:		
Cash and cash equivalents	$	63,080
Accounts receivable		172,372
Deposits and prepaid expenses		875
	$	236,327

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	134,466
Payroll taxes payable		2,886
		137,352
Member's equity:		
Member's Equity		98,975
Total Liabilities and Stockholder's Equity	$	236,327

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

CABIN SECURITIES, INC., formerly ARI Financial Services, Inc., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 3, 2006. The Company's revenue is primarily derived from acting in the role of managing and soliciting broker-dealers for offerings of alternative investments.

The Company operates throughout the United States under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively "ASC 606), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Under the new guidance, revenue is recognized when promised goods or services are delivered to customers in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct. The performance obligations to customers are generally satisfied when the Company transfers the promised good or service to customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised good or service. Revenue from performance obligations satisfied over time are recognized in a manner that depicts performance in transferring control of the good or service, which is generally measured based on time elapsed, as customers simultaneously receive and consume the benefit of services as they are provided.

<u>Commissions</u>

The Company earns revenue for selling unaffiliated alternative investment products. The performance obligation is satisfied at the time of each individual sale. Revenue is based on a percentage to amounts invested at the time of sale.

Fees (related party)

The Company earns fees from its related party, see Note 4. The performance obligation is satisfied at the time business is transacted with the related party. Revenue is based on a percentage of net Managing Broker/Dealer fees earned by the related party.

Other income

The Company earns revenue from fees charged to registered representative (the "representatives") for providing various services the representatives need to manage and grow their practices. The primary services include: licensing of intellectual property and software, compliance supervision, insurance coverage, technology services and support, consulting and other services. The services are either provided by the Company or third-party providers. The Company controls the services provided by third parties as it has the right to direct the third parties to perform the services, is primarily responsible for performing the services and sets the prices the representatives are charged. The Company recognizes revenue for the gross amount of the fees received from the representatives. The fees are primarily collected monthly as a reduction of commission payments

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase. The Company's cash and cash equivalents are on deposit with a domestic financial institution. As of December 31, 2019, the cash on deposit did not exceed the FDIC insured limit.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness of $137,351 at December 31, 2019 or $5,000. The Company operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities and, therefore, is exempt from the reserve formula calculations and possession or control computations. At December 31, 2019, the net capital, as computed, was $78,437. Consequently, the Company had excess net capital of $73,437. At December 31, 2019, the percentage of aggregate indebtedness to net capital was 175% versus an allowable percentage of 1500%.

Note 3. Ownership Change

In January of 2019, Mr. Wm. Brian Candler's ownership went from approximately 76% to 99% while Mr. Timothy Snodgrass's ownership went from approximately 24% to less than 1%. Subsequently, the firm made the election to convert from a C Corporation to an S Corporation.

Note 3. Related Party Transactions

The Company's majority shareholder and Chief Compliance Officer are licensed as registered principals with other broker-dealers, one in which the Chief Compliance Officer has an ownership interest (the "related party"). In 2019, the Company recognized $408,051 in fee revenue from the related party.

Note 4. Litigation

The Company is one of a number of defendants in a class action civil suit related to individual commercial real estate properties, all of which involve the same sponsor and issuer of securities from the 2006 to 2007 time periods. The properties were affected by the world-wide economic downturn, through the loss of tenants or an inability to refinance. The Company is a co-defendant with numerous other parties, including lenders, real estate brokers, title and escrow companies, attorneys and others. The Company's role was limited to serving as Managing Broker-Dealer and no claimants were customers of the Company. The claims are similar, if not identical, to previous class action suits brought against the Company which were subsequently dismissed in Orange County Superior Court.

These matters are being contested by the Company, however, the final outcome is uncertain and consequently no provision has been made for any potential liability. In the opinion of management, the amount of any loss, if any, that is not recovered from others would not be material to the Company's financial position.

Note 5. Operating Lease

The Company has a lease for office premises that is month-to-month, The future minimum lease payments under the office premises lease is $900 for each ongoing month in 2020.

Note 6. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 26, 2020, and determined there have been no other events that have occurred that would require adjustments to or disclosure in the financial statements.

Note 7. Contingencies & Claims

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Note 8. Future Accounting Pronouncement

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

Note 9. Income Taxes

The Company is an S-Corp. Income or losses of the Company flow through to its member and not income taxes are recorded in the accompanying financial statements.